================================================================================





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2001

              AMERICAN HOME PRODUCTS CORPORATION UNION SAVINGS PLAN
                            (Full title of the Plan)


                                      Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Wyeth
                                          -------------
                                          (Registrant)


                          By:   /s/ Paul J. Jones
                               -------------------------------------
                                  Paul J. Jones
                               Vice President and Comptroller


Date: June 28, 2002

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               AMERICAN HOME PRODUCTS CORPORATION
                               UNION SAVINGS PLAN


                               By:    /s/ Jack M. O'Connor
                                    --------------------------------
                                    Jack M. O'Connor
                                    Member of the American Home
                                    Products Corporation Savings
                                    Plan Committee


Date: June 28, 2002

                       AMERICAN HOME PRODUCTS CORPORATION

                               UNION SAVINGS PLAN


                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

           TOGETHER WITH THE REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS























EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 069

                       AMERICAN HOME PRODUCTS CORPORATION
                               UNION SAVINGS PLAN
                           DECEMBER 31, 2001 AND 2000



                                      INDEX


                                                                         PAGE
                                                                         ----

Report of Independent Public Accountants - PricewaterhouseCoopers LLP

Report of Independent Public Accountants - Arthur Andersen LLP

Statements of Net Assets Available for Plan Benefits                      1
as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Plan Benefits            2
for the Year Ended December 31, 2001

Notes to Financial Statements                                           3 - 8

Supplemental Schedule:*

  Item 4i - Schedule of Assets (Held at End of Year)
  as of December 31, 2001                                             Schedule I

Consent of Independent Public Accountants



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Participants and Administrator of American Home Products Corporation Union Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of American Home Products Corporation Union Savings Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 28, 2002

 THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN
 -------------------------------------------------------------------------------
              LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP
              ----------------------------------------------------


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Retirement Committee of American Home Products Corporation:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Union Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 2000. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Union Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets applicable to participants' equity for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP

New York, New York
August 1, 2001

                            American Home Products Corporation
                                    Union Savings Plan
                   Statements of Net Assets Available for Plan Benefits
                             As of December 31, 2001 and 2000



                                                               December 31,
                                                          2001          2000
                                                       -----------   -----------
Assets:
     Investments, at fair value                        $50,797,470   $52,417,253

     Loans to participants                               1,121,410     1,142,368

     Participant contributions receivable                  143,618       137,639

     Cash and cash equivalents                              47,715          --
                                                       -----------   -----------

           Total Assets                                 52,110,213    53,697,260
                                                       -----------   -----------


Liability:
     Due to brokers for securities purchased                24,563          --
                                                       -----------   -----------


Net Assets Available for Plan Benefits                 $52,085,650   $53,697,260
                                                       ===========   ===========



The accompanying notes to financial statements are an integral part of these statements.

                       American Home Products Corporation
                               Union Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 2001



Additions to net assets attributed to:
   Investment Loss:
      Net depreciation in fair value
      of investments                                                ($3,192,844)
      Interest                                                        1,014,797
      Dividends                                                         814,495
                                                                    -----------
           Total investment loss                                     (1,363,552)


Participant Contributions                                             3,731,867

Rollovers into Plan                                                      10,149

Transfer into Plan                                                        3,712
                                                                    -----------

           Total additions                                            2,382,176
                                                                    -----------


Deductions from net assets attributed to:
      Benefits paid to participants                                   3,993,786
                                                                    -----------


      Net deductions                                                 (1,611,610)

Net Assets Available for Plan Benefits
      Beginning of Year                                              53,697,260
                                                                    -----------

      End of Year                                                   $52,085,650
                                                                    ===========


The accompanying notes to financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                               UNION SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - PLAN DESCRIPTION
          ----------------

The following description of the American Home Products Corporation Union Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined contribution plan of American Home Products Corporation ("AHPC" or the "Company"), is a voluntary savings plan available to all eligible employees, as defined. Effective March 11, 2002, the Company changed its name to Wyeth. Employees become eligible to participate after they have completed one month of regular employment, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the "Code").

Employee Contributions
----------------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Employer Contributions
----------------------

In accordance with negotiated union agreements effective December 31, 1996, no Company matching contributions are made by the Company.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral and after-tax contributions and rollovers plus actual earnings thereon.

The non-vested portion of the Company matching contribution is forfeited and is returned to the Company if employment is terminated prior to full vesting. At December 31, 2001, all participants are fully vested in the Plan.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their employee contributions and vested employer contributions, subject to certain restrictions, as defined. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee (the "Committee"). Participants are limited to one hardship withdrawal in any calendar year, provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of three ways: lump-sum, a 50% joint and survivor annuity, or monthly payments up to 360 months (subject to limits imposed by the Internal Revenue Code).

Annuity payments and monthly payments commence as soon as practicable following a request, but in no event later than April 1 in the year following the year in which the participant turns 70 1/2 years of age.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts of up to $50,000. Participants in the Plan may borrow up to fifty percent (50%) of their vested account balances. All loans must be repaid within five years except for those used to acquire or construct a principal residence, which must be repaid within fifteen years. Defaults on participants' loans during the year are treated as distributions and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation
--------------------

Shares of participation in the various Vanguard mutual funds are recorded at their published net asset values. The guaranteed investment contracts comprising the Stable Value Fund are recorded at contract value (cost plus accrued interest), which approximates fair market value.

Investment transactions are recorded on a trade date basis.

Contributions
-------------

Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Administrative Costs
--------------------

Substantially all administrative expenses are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgements and estimates made by management.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of investment funds described below and transfer amounts between funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

During 2001, the following funds were added: AHPC Common Stock Fund, Vanguard Small-Cap Index Fund and Vanguard Total International Stock Index Fund.

The eight investment options during 2001 were as follows:

Stable Value Fund
-----------------

This fund invests in guaranteed investment contracts maturing within five years, money market accounts, and Vanguard Retirement Savings Trust. The interest rate payable to Plan participants in this fund will be a rate which reflects a blended rate of the total investments made by the fund. The average blended interest rate attributable to the fund approximated 4.17% and 6.05% for 2001 and 2000, respectively.

Vanguard Balanced Index Fund
----------------------------

This fund primarily invests in long-term corporate debt instruments, common stocks, and U.S. government obligations.

Vanguard Prime Money Market Fund
--------------------------------

This fund invests in commercial paper, government obligations, certificates of deposit and other debt instruments with maturities of less than one year. As of December 31, 2001, this fund is no longer offered as a Plan investment option. Participants' balances remaining in this fund were tranferred to the Stable Value Fund on that date.

Vanguard 500 Index Fund
-----------------------

This fund primarily invests in common stocks of large public companies that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

Vanguard Total Bond Market Index Fund
-------------------------------------

This fund invests in corporate and government debt obligations with various maturities. As of December 31, 2001, this fund is no longer offered as a Plan investment option. Participants' balances remaining in this fund were transferred to the Stable Value Fund on that date.

AHPC Common Stock Fund
----------------------

This fund consists primarily of AHPC Common Stock. Purchases and sales of AHPC Common Stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

Vanguard Small-Cap Index Fund
-----------------------------

This fund primarily invests in small capitalization stocks, those with a market value of less than $1.5 billion, that seek to provide investment results that correspond to the total return performance of the stocks of companies that make up the Russell 2000 Index.

Vanguard Total International Stock Index Fund
---------------------------------------------

This fund invests in three Vanguard International Index Funds; a European Fund, a Pacific Fund and an Emerging Markets Fund.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Vanguard was appointed by the Committee as Trustee, recordkeeper, and custodian and is a party-in-interest to the Plan.

NOTE 5 - PLAN AMENDMENTS
         ---------------

The Plan was amended in 2001 for various regulatory requirements and administrative enhancements.

NOTE 6 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on April 22, 1996, in which the Internal Revenue Service stated that the Plan, as designed and including amendments through November 30, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 7 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate or discontinue employee contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                   2001            2000
                                                   ----            ----
      Net Assets Available for Plan
      Benefits per Financial Statements        $52,085,650     $53,697,260

      Amounts Allocated to Withdrawing
      Participants                                  (9,462)         (9,161)
                                               -----------     -----------

      Net Assets Available for Plan Benefits
      per the Form 5500                        $52,076,188     $53,688,099

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               Year ended
                                                            December 31, 2001
                                                            -----------------

     Benefits paid to participants per the
     financial statements                                       $3,993,786

     Add: Amounts allocated to withdrawing
     participants at December 31, 2001                               9,462

     Less: Amounts allocated to withdrawing
     participants at December 31, 2000                              (9,161)
                                                                ----------

     Benefits paid to participants per the Form 5500            $3,994,087

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 9 - INVESTMENTS
         -----------

The fair value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                   2001            2000
                                                   ----            ----

     Stable Value Fund                          $25,070,831     $16,008,822
     Vanguard Balanced Index Fund                $7,128,108      $7,822,877
     Vanguard 500 Index Fund                    $17,946,065     $20,475,893
     Vanguard Prime Money Market Fund                  --        $7,324,818

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($3,192,844) as follows:


     Mutual Funds                          ($3,229,426)
     AHPC Common Stock Fund                     20,686
     Guaranteed Investments Contracts           15,896
                                           -----------
           Total                           ($3,192,844)
                                           ===========

NOTE 10 - SUBSEQUENT EVENTS
          -----------------

The Plan was amended effective January 1, 2002 to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective with the name change of the Company (see NOTE 1), the Plan's name changed to the Wyeth Union Savings Plan.

                                                                                                     Schedule I
                                       American Home Products Corporation
                                               Union Savings Plan
              Schedule H Item 4i - Schedule of Assets (Held at End of Year) As of December 31, 2001
                                   Employer Identification Number - 13-2526821
                                                Plan Number - 069



Identity of Issuer                  Description of Investment                       Cost**        Current Value
------------------                  -------------------------                       ------        -------------
Mutual Funds:
-------------

Vanguard Trust Company*             Stable Value Fund
                                    2,545,262 shares                                                $25,070,831

Vanguard Trust Company*             Vanguard Balanced Index Fund
                                    399,110 shares                                                   $7,128,108

Vanguard Trust Company*             Vanguard Total International Stock Index Fund
                                    6,445 shares                                                        $59,812

Vanguard Trust Company*             Vanguard 500 Index Fund
                                    169,478 shares                                                  $17,946,065

Vanguard Trust Company*             Vanguard Small-Cap Index Fund
                                    8,726 shares                                                       $172,952

American Home Products              Common Stock
 Corporation*                       6,840 shares                                                       $419,702
-------------                                                                                       -----------

    Total Investments Per
    Statement of Net Assets
    Available for Plan Benefits                                                                     $50,797,470
                                                                                                    ===========

Loans Receivable:
-----------------

Loans to Plan Participants*         Rates ranging from 8.0% to 10.5%
                                    Due through 2013                                                 $1,121,410
                                                                                                    ===========


* Represents a party-in-interest to the Plan
**Cost not required for participant directed investments.


                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------



We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324 and 33-57339), Form S-4 (No. 333-59642),
and Form S-8 (Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970,
33-14458, 33-50149, 33-55456, 333-15509, 333-76939, 333-67008, 333-64154,
333-59668, and 333-89318) of Wyeth of our report dated June 28, 2002 relating to the financial statements of the American Home Products Corporation Union Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 28, 2002